July 9, 2018

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christine Westbrook Suzanne Hayes

Re:	Tilray, Inc. Registration Statement on Form S-1 Filed June 20, 2018 File No. 333-225741

Dear Ms. Westbrook and Ms. Hayes:

On behalf of Tilray, Inc. (“Tilray” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 2, 2018 (the “Comment Letter”) with respect to the Company’s above referenced Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised Amendment No. 1 to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to Amendment No. 1.

Amendment No. 1 to Registration Statement on Form S-1 filed on June 20, 2018

Business

Adult Use Brands, page 89

1.	We note your response to comment 2 and the accompanying qualifying language. However, we do not agree that the product depictions comply with recently reported restrictions related to branding and packaging, including required health warnings, font size, plain packaging using a uniform color, and restrictions on branding that appeals to young people or suggests glamour or excitement. We also note that you have included pictures of edible products that have not been approved for sale. Additionally, the purpose of the registration statement is not to serve as marketing materials for your products. Therefore, the prominence of these graphics are not appropriate because they neither provide nor enhance relevant and meaningful disclosure that investors can use to make an informed investment decision.

Cooley LLP    1700 Seventh Avenue    Suite 1900    Seattle, WA    98101-1355

t: (206) 452-8700 f: (206) 452-8800 cooley.com

July 9, 2018

Response: In response to the Staff’s comment, the Company has removed the adult-use product depictions in Amendment No. 1.

Preliminary Base Prep Prospectus - Appendix 1 Financial Statements

Consolidated and Combined Financial Statements of Tilray Canada Ltd. and Dorada Ventures Ltd.

Independent Auditors’ Report, page A-35

2.	Please provide a consent in your next amendment related to the independent auditors’ report of Frank, Rimerman + Co. LLP.

Response: In response to the Staff’s comment, the Company has added a consent related to the independent auditors’ report of Frank, Rimerman + Co. LLP. in Amendment No. 1.

Please contact me at (206) 452-8756 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Alan Hambelton

Alan Hambelton

cc:	Brendan Kennedy, Tilray, Inc.

John Robertson, Cooley LLP

Rob Lando, Osler, Hoskin & Harcourt LLP

Cooley LLP    1700 Seventh Avenue    Suite 1900    Seattle, WA    98101-1355

t: (206) 452-8700 f: (206) 452-8800 cooley.com